FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 23, 2022, announcing first quarter 2022 results.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740 and 333-264974) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 23, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports First Quarter 2022 Results with Strong Revenue Growth

Reiterates 2022 guidance

Petah Tikva, Israel – May 23, 2022 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter, ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Revenues of $51.4 million up 19% year-over-year;
•	GAAP operating loss of $1.0 million versus loss of $3.5 million in Q1 last year;
•	Non-GAAP operating loss of $0.3 million versus loss of $3.6 million in Q1 last year;
•	GAAP net loss of $2.5 million versus loss of $5.0 million in Q1 last year;
•	Non-GAAP net loss of $1.8 million versus loss of $5.1 million in Q1 last year;
•	Adjusted EBITDA of $2.5 million versus Adjusted EBITDA loss of $1.3 million in Q1 last year;

Forward-Looking Expectations

The company today reiterated its guidance for 2022. Expectations are for revenues of between $245 to $265 million, representing year-over-year growth of between 14% and 23%. GAAP operating income of between $5 to $9 million and adjusted EBITDA of between $20 to $24 million, representing year-over-year growth of between 30% to 56%.

Adi Sfadia, Gilat's CEO, commented: "We are pleased with our results showing ongoing revenue growth and EBITDA improvement. Our performance shows that we are successfully capturing market share and capitalizing on the opportunities in our end-markets.

"During this quarter we continued to solidify our presence with additional orders and a broadening pipeline in the next generation satellite communication multi-billion market opportunity. Both our next generation platform, SkyEdge IV that we recently launched, and our SSPA business for this market are progressing as planned. Furthermore, I am pleased with our growth in our target markets, namely: Mobility, Cellular Backhaul, Enterprise and Defense, as well as with the growing opportunities ahead of us."

Mr. Sfadia concluded: "I am encouraged with our progress, and despite challenges such as the global supply chain crisis, we feel comfortable with our targets for 2022, and expect to enjoy another year of solid growth in revenue and profitability."

Key Recent Announcements

o	Gilat Announces Filing of 2021 Annual Report

o	Intelsat Selects Gilat in Multimillion-Dollar Deal to Provide Satellite Cellular Backhaul Solution to a Leading Mobile Telecom in the DRC

o	Gilat’s Electronically Steerable Antenna (ESA) for IFC Achieves Breakthrough During Airbus Flight Tests Operating on Spacecom’s Advanced Satellite

o	Intelsat Expands In-Flight Connectivity Capabilities with Strategic Multimillion-Dollar Order for Gilat’s SkyEdge IV Taurus Modems

o	TIM Brasil Reaches Over 1,000 Sites Leveraging Gilat’s Platform to Build the Largest 4G Satellite Cellular Backhaul Network in Latin America

Conference Call Details

Gilat’s management will discuss its first quarter 2022 results and business achievements and participate in a question and answer session:

Date:              Monday, May 23, 2022
Start:              09:30 AM EDT / 16:30 IDT
Dial-in:           US: 1-866-744-5399
                       International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://Veidan.activetrail.biz/gilatq1-2022

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), impairment of held for sale asset, and one-time changes of deferred tax assets.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, Cellular Backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 212 378 8040

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)
	Three months ended
	March 31,
	2022	2021
	Unaudited

Revenues	$51,409	$43,371
Cost of revenues	35,021	30,891

Gross profit	16,388	12,480

Research and development expenses, net	7,668	7,927
Selling and marketing expenses	5,350	5,004
General and administrative expenses	4,184	3,083
Impairment of held for sale asset	210	-

Total operating expenses	17,412	16,014

Operating loss	(1,024)	(3,534)

Financial expenses, net	(1,195)	(1,192)

Loss before taxes on income	(2,219)	(4,726)

Taxes on income	315	247

Net loss	$(2,534)	$(4,973)

Basic and Diluted loss per share	$(0.04)	$(0.09)

Weighted average number of shares used in
computing loss per share
Basic	56,551,070	56,031,343
Diluted	56,551,070	56,031,343

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2022			March 31, 2021
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$16,388	75	$16,463	$12,480	66	$12,546
Operating expenses	17,412	(683)	16,729	16,014	169	16,183
Operating loss	(1,024)	758	(266)	(3,534)	(103)	(3,637)
Loss before taxes on income	(2,219)	758	(1,461)	(4,726)	(103)	(4,829)
Net loss	$(2,534)	758	$(1,776)	$(4,973)	(103)	$(5,076)

Basic loss per share	$(0.04)	$0.01	$(0.03)	$(0.09)	$-	$(0.09)

Diluted loss per share	$(0.04)	$0.01	$(0.03)	$(0.09)	$-	$(0.09)

Weighted average number of shares used in
computing loss per share
Basic	56,551,070		56,551,070	56,031,343		56,031,343
Diluted	56,551,070		56,551,070	56,031,343		56,031,343

(1)	Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and impairment of held for sale asset.

	Three months ended March 31, 2022	Three months ended March 31, 2021
	Unaudited	Unaudited

GAAP net loss	$(2,534)	$(4,973)

Gross profit
Non-cash stock-based compensation expenses	70	61
Amortization of intangible assets related to acquisition transactions	5	5
	75	66

Operating expenses
Non-cash stock-based compensation expenses	422	(220)
Amortization of intangible assets related to acquisition transactions	51	51
Impairment of held for sale asset	210	-
	683	(169)
Non-GAAP net loss	$(1,776)	$(5,076)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended
	March 31,
	2022	2021
	Unaudited

GAAP operating profit	$(1,024)	$(3,534)
Add:
Non-cash stock-based compensation expenses	492	(159)
Impairment of held for sale asset	210	-
Depreciation and amortization (*)	2,851	2,385

Adjusted EBITDA	$2,529	$(1,308)

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Three months ended
	March 31,
	2022	2021
	Unaudited

Satellite Networks	$24,770	$25,623
Integrated Solutions	13,706	6,709
Network Infrastructure and Services	12,933	11,039

Total revenues	$51,409	$43,371

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$73,611	$81,859
Short-term deposits	2,159	2,159
Restricted cash	1,516	2,592
Trade receivables, net	45,909	39,161
Contract assets	28,587	26,008
Inventories	30,642	28,432
Other current assets	18,959	14,607
Held for sale asset	4,377	4,587

Total current assets	205,760	199,405

LONG-TERM ASSETS:
Restricted cash	13	12
Long- term contract assets	11,989	12,539
Severance pay funds	6,485	6,795
Deferred taxes	17,245	17,551
Operating lease right-of-use assets	3,652	4,478
Other long term receivables	11,076	10,456

Total long-term assets	50,460	51,831

PROPERTY AND EQUIPMENT, NET	71,975	72,391

INTANGIBLE ASSETS, NET	530	640

GOODWILL	43,468	43,468

TOTAL ASSETS	$372,193	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,482	$19,776
Accrued expenses	49,799	49,202
Advances from customers and deferred revenues	27,265	24,373
Operating lease liabilities	1,728	1,818
Other current liabilities	15,201	13,339

Total current liabilities	115,475	108,508

LONG-TERM LIABILITIES:
Accrued severance pay	6,919	7,292
Long-term advances from customers	730	1,209
Operating lease liabilities	1,981	2,283
Other long-term liabilities	141	120

Total long-term liabilities	9,771	10,904

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,709	2,706
Additional paid-in capital	930,361	929,871
Accumulated other comprehensive loss	(5,692)	(6,357)
Accumulated deficit	(680,431)	(677,897)

Total shareholders' equity	246,947	248,323

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$372,193	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2022	2021
	Unaudited
Cash flows from operating activities:
Net loss	$(2,534)	$(4,973)
Adjustments required to reconcile net loss
to net cash provided by operating activities:
Depreciation and amortization	2,796	2,330
Stock-based compensation of options	492	(159)
Accrued severance pay, net	(63)	(10)
Deferred taxes, net	306	518
Increase in trade receivables, net	(6,412)	(1,933)
Increase in contract assets	(2,009)	(3,179)
Increase in other assets (including short-term, long-term
and deferred charges)	(3,716)	(220)
Increase in inventories	(2,344)	(2,212)
Increase in trade payables	1,672	950
Increase (decrease) in accrued expenses	752	(498)
Increase in advance from customers and deferred revenue	2,310	7,724
Increase in current and non current liabilities	1,375	2,003
Net cash provided by (used in) operating activities	(7,375)	341

Cash flows from investing activities:
Purchase of property and equipment	(2,201)	(1,483)
Net cash used in investing activities	(2,201)	(1,483)

Cash flows from financing activities:
Dividend payment	-	(35,003)
Repayment of long-term loans	-	(4,000)
Net cash used in financing activities	-	(39,003)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	253	(254)

Decrease in cash, cash equivalents and restricted cash	(9,323)	(40,399)

Cash, cash equivalents and restricted cash at the beginning of the period	84,463	115,958

Cash, cash equivalents and restricted cash at the end of the period	$75,140	$75,559